Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 4, 2024

Our Annual General Meeting of Shareholders at 10:00A.M. local time on December 4, 2024.

NOTICE IF HEREBY GIVEN that an annual general meeting and special meeting (the “Meeting) of shareholders (“Shareholders”) of Vision Marine Technologies Inc. (the “Corporation”) will be held in person at 1 Place Ville Marie, 39th Floor, Montreal, Quebec, H3B 4M7 on December 4, 2024, at 10 A.M., local time, for the following purposes:

1.	to fix the number of directors of the Corporation at five (5);

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint M&K CPAs, PLLC as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration to be paid to the auditors for the ensuing year; and

4.	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

This notice of Meeting is accompanied by: (a) the management information circular dated November 6, 2024 (the “Circular”); and (b) either a form of proxy for registered Shareholders or a voting instruction form for beneficial Shareholders.

Shareholders may attend the Meeting online at https://teams.microsoft.com/l/meetup- join/19%3ameeting_OGVmZjQxY2YtNzRiMC00OWQ2LTkzYTYtMDRmZjliMTMzNDA3%40thread.v2/0?c ontext=%7b%22Tid%22%3a%223c49b111-19db-458d-83ff- 1af0ac9ae35b%22%2c%22Oid%22%3a%22b96be427-c95e-4721-b73f-6f3a273f71e2%22%7d or may be represented by proxy. Whether or not Shareholders are able to attend the Meeting, registered and non-registered Shareholders are encouraged to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular. Please review the Circular carefully and in full prior to voting in relation to the matters set out above as the Circular has been prepared to help you make an informed decision on such matters.

Shareholders may register and log into the live audio webcast platform from 9:30 a.m. We would appreciate your early registration so that the Meeting may start promptly at 10:00 a.m.

DATED this November 6, 2024

BY THE ORDER OF THE BOARD OF DIRECTORS

Alexandre Mongeon, CEO